Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

November 20, 2024

Re: Wahed Real Estate Series 1 LLC

Offering Statement on Form 1-A

File No. 024-12496

Dear Mr. Holt:

On behalf of Wahed Real Estate Series 1 LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Friday, November 22, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Ahmar Shaikh
Ahmar Shaikh
Manager
Wahed Financial LLC, Managing Member of the Company